# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bleichroeder Acquisition Corp. III, CIK 0002128045
CUSIP: G1170M122
Title of class of securities: Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, 47TH FL, NEW YORK, New York (NY), 10105
Date of event which requires filing of this statement: 07/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000024046

## Reporting persons
- CONTINENTAL GENERAL INSURANCE CO: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 2,997,000; sole dispositive power 0; shared dispositive power 2,997,000; aggregate amount beneficially owned 2,997,000 (8.7% of the class)
- Continental Insurance Group, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,997,000; sole dispositive power 0; shared dispositive power 2,997,000; aggregate amount beneficially owned 2,997,000 (8.7% of the class)
- Continental General Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); sole voting power 0; shared voting power 2,997,000; sole dispositive power 0; shared dispositive power 2,997,000; aggregate amount beneficially owned 2,997,000 (8.7% of the class)
- Gorzynski Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,997,000; sole dispositive power 0; shared dispositive power 2,997,000; aggregate amount beneficially owned 2,997,000 (8.7% of the class)

## Item 1. Issuer
Name of issuer: Bleichroeder Acquisition Corp. III
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, 47TH FL,NEW YORK, NY 10105

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Continental General Insurance Company ("CGIC"),

Continental Insurance Group, Ltd. ("CIG"),

Continental General Holdings LLC ("CGH"), and

Michael Gorzynski ("Mr. Gorzynski").
Address of principal business office or, if none, residence: The address of the principal office for Mr. Gorzynski is 595 Madison Avenue, 30th Floor, New York, NY 10022. The principal business address for each of CGIC, CIG and CGH is 11001 Lakeline Blvd., Ste. 120, Austin, TX 78717.
Citizenship: CGH is a Michigan limited liability company. CIG is a Delaware corporation. CGIC is a Texas domiciled life and health insurance company. Mr. Gorzynski is a citizen of the United States and Poland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof:

(i) CGIC directly beneficially owned 2,997,000 Units (the "Units") (each consisting of one Class A ordinary share, par value $0.0001 per share (the "Class A Shares"), and one-fourth of one redeemable warrant of the Issuer (the "Warrants"), with each whole Warrant entitling the holder thereof to purchase one Class A Share for $11.50 per Class A Share). The Warrants will become exercisable 30 days after the completion of the Issuer's initial business combination ("Initial Business Combination") and will expire five years after the completion of the Initial Business Combination, or earlier upon redemption of the Warrants or liquidation of the Issuer. Accordingly, each Unit has been reported herein as representing the beneficial ownership of one Class A Share.

(ii) As the sole owner of CGIC, CIG may be deemed to beneficially own the 2,997,000 Units beneficially owned by CGIC.

(iii) As the sole owner of CIG, CGH may be deemed to beneficially own the 2,997,000 Units beneficially owned by CGIC.

(iv) As Manager of CGH, Mr. Gorzynski may be deemed to beneficially own the 2,997,000 Units beneficially owned by CGIC.
Percent of class:
The following percentages are based on 34,500,000 Units outstanding as of July 8, 2026, which is the total number of Units outstanding following the closing of the Issuer's Initial Public Offering (including the underwriters' full exercise of an option to purchase up to an additional 4,500,000 Units) as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2026.

As of the date hereof:

(i) CGIC may be deemed to own approximately 8.7% of the outstanding Units;

(ii) CIG may be deemed to beneficially own approximately 8.7% of the outstanding Units;

(iii) CGH may be deemed to beneficially own approximately 8.7% of the outstanding Units; and

(iv) Mr. Gorzynski may be deemed to beneficially own approximately 8.7% of the outstanding Units.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement, dated July 14, 2026.

## Signatures
- CONTINENTAL GENERAL INSURANCE CO: /s/ Michael Gorzynski, Michael Gorzynski, Executive Chairman (07/14/2026)
- Continental Insurance Group, Ltd.: /s/ Michael Gorzynski, Michael Gorzynski, Chairman & President (07/14/2026)
- Continental General Holdings LLC: /s/ Michael Gorzynski, Michael Gorzynski, Manager (07/14/2026)
- Gorzynski Michael: /s/ Michael Gorzynski, Michael Gorzynski (07/14/2026)